[GRAPHIC:  ACCOLADE FUNDS LOGO]
                                 ACCOLADE FUNDS
                               BONNEL GROWTH FUND
                                 MegaTrends Fund

                                November 20, 1996

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:    Rule 24f-2 Notice for Accolade Funds--File No. 811-7662

Gentlemen:

As counsel to Accolade Funds (the "Trust"), a Massachusetts business trust, I have been asked to render this opinion in connection with the filing by the Trust of a Rule 24f-2 Notice (the "Notice") with respect to its fiscal year ended September 30, 1996.

Reference is made to paragraph 9 of the Notice, wherein the Trust reports the number and amount of shares of the Trust (the "Shares") representing interests in the Bonnel Growth Fund sold during the fiscal year ended September 30, 1996 in reliance upon Rule 24f-2 under the Investment Company Act of 1940, as amended. I have examined the First Amended and Restated Master Trust Agreement and By-Laws of the Trust, the Notice, the records of certain meetings and written consents of the Trustees of the Trust, and such other documents as I deemed necessary for the purposes of this opinion.

Based on the foregoing, and assuming that all of the Shares were sold, issued and paid for in accordance with the terms of the Trust's Prospectus and Statement of Additional Information as contained in the Trust's Registration Statement on Form N-1A in effect at the time of sale, in my opinion, the Shares were legally issued and are fully paid and non-assessable by the Trust.

I am licensed to practice law in the State of Oklahoma and not in any other jurisdiction. I do not claim special expertise in the laws of any other jurisdiction.

Sincerely,

/s/ Thomas D. Tays

Thomas D. Tays, Esq.

TDT:kle